Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, South Carolina 29601	(Admitted in GA, SC & NY)
Tel: 864.250.2300 Fax: 864.232.2925	864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

October 31, 2005

Mr. Josh Forgione
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

        Re:     Palmetto Real Estate Trust
                   Form 10-KSB for the year ended December 31, 2004
                   Form 10-QSB for the quarterly period ended March 31, 2005
                   File No. 000-00179

Dear Mr. Forgione:

        On behalf of Palmetto Real Estate Trust we are responding to the Staff’s comment letter dated May 20, 2005 commenting on the filings listed above the Trust’s response dated May 13, 2005. The paragraphs below respond to the Staff’s numbered comments.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 2 – Investment in Real Property and Gains on Sale of Real Estate, Annual Report pages 8-10

Comment #1

We note your response to our prior comment #2 wherein you state SFAS 141 does not apply if the net assets acquired do not constitute a business. Please refer to paragraphs 4-8 for applicability of this standard to asset purchases. Please tell us how the allocation of acquisition costs to building, land and intangible assets acquired, including in-place tenant leases and customer relationships, would be impacted if you applied SFAS 141 to each of your property acquisitions, as we believe is appropriate.

Response: We concur that SFAS 141 applies to the transactions in question. We will adopt the methodology discussed below in allocating the purchase price to land,

Atlanta • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Winston-Salem • Washington, DC

Mr. Josh Forgione
October 31, 2005

building, building improvements and intangibles for the properties purchased by the Trust in 2004 and 2003 as of April 1, 2005 (see concluding paragraph).

Pursuant to SFAS 141, the purchase price of a property is allocated to the property’s assets based upon estimates of fair value. The determination of the fair value of intangible assets requires estimates made by the Trust and considers many factors, including characteristics of the property being acquired. We use a current appraisal in determining our allocation of purchase price. Other characteristics we look for in properties to allocate purchase prices include the capitalization rate of a property, the geographic and physical appearance of the property, the nature of its tenant base, current economic conditions at the local, state and federal level, the credit quality of the existing tenants in the property, existing business relationships and expectations of lease renewals.

The considerations above are used to make our judgments allocating the purchase price of acquired properties to the physical assets (land, building and building improvements) as well as to determine the value of any intangible assets including: (i) the value of in-place leases, (ii) the intangible value of any above or below market leases at the acquisition date and (iii) any estimated tenant relationship value.

The value of in-place leases will be estimated using judgments of costs avoided in originating leases comparable to the acquired in-place leases, as well as considering the value associated with potential lost rental revenue during the assumed lease-up period. Consideration is also given to the credit quality of the existing leases and lease terms, as well as lease renewal expectations. The type of property (for example, a shopping center or stand alone building) is considered as well in determining the fair value of in-place leases. The value of in-place leases will be amortized over the estimated weighted-average remaining lease terms.

Above-market and below-market in-place lease values for acquired properties will be based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimates of fair market value lease rates for the comparable in-place leases. The value of the above-market and below-market leases will be amortized over the estimated weighted average remaining lease terms. There were no properties with above-market or below-market leases at the time of the transactions in question (see further explanation in Comment #3 concerning the Ridgeview Center property).

The value of customer relationships assigned to intangibles, if any, will be based upon on management’s evaluation of the specific characteristics of each tenant’s lease and our relationship with the respective tenant. Such characteristics include the tenant’s credit quality, our expectation of lease renewals and any existing business relationships.

Mr. Josh Forgione
October 31, 2005

We acquired three properties in 2004 and one property in 2003. The table below reflects the allocation of the purchase price as originally recorded and reported on the balance sheet of our 10-KSB for the year ended December 31, 2004 and the revised amounts using our revised accounting method:

AS ORIGINALLY REPORTED
Acquisition (Yearof Transaction)	Land	Building	Total

Fred's Inc. (2004)	$100,000	$636,652	$736,652
Poinsett Highway (2004)	$50,000	$325,000	$375,000
Ridgeview Center (2004)	$250,000	$2,157,174	$2,407,174
Sunshine House (2003)	$187,500	$1,312,500	$1,500,000

The table below is the allocation of the purchase price based upon our revised accounting:

REVISED			Intangible
			related to
Acquisition	Land	Building	in-place leases	Total

Fred's Inc.	$95,000	$604,819	$36,833	$736,652
Poinsett Highway	$50,000	$325,000	$--	$375,000
Ridgeview Center	$237,500	$2,049,316	$120,358	$2,407,174
Sunshine House	$173,437	$1,214,063	$112,500	$1,500,000

The table below illustrates the aggregate impact on the Trust’s Statement of Income for the year ended December 31, 2004 and 2003:

Mr. Josh Forgione
October 31, 2005

Statement of Income
Increase / (Decrease)
	2004	2003
Net Income, as reported	$1,308,314	$1,834,088
Earnings per share, as reported	$ 0.74	$ 1.04

Amortization of intangibles, net of the
related change in depreciation expense	(24,828)	(2,125)

Net Income, revised	$1,283,486	$1,831,963
Earnings per share, revised	$ 0.73	$ 1.04

The impact of applying SFAS 141 on the Trust’s Statement of Income would be a decrease to net income of $24,828 and $2,125 for the years ending December 31, 2004 and 2003, respectively. We do not believe that this has a material impact on net income for the years in question. See concluding paragraph for aggregation of impact of all corrections to financial statements.

– Fred’s Inc.: The property was acquired in 2004 for $736,652, and we allocated $95,000 to land, $604,819 to building and building Improvements and $36,833 to intangible assets related to the value of in-place leases (this property had one long term lease at acquisition). We will amortize the intangible asset over the remaining seven year lease term for this property.

– Poinsett Highway: The property was acquired in 2004. At the time of acquisition, there were two month-to-month leases in place and no long term tenants. These leases represent market value since they were month-to-month. We allocated $50,000 to land and $325,000 to buildings for this property and we have concluded that there was no intangible asset.

– Ridgeview Center: The property was acquired in 2004 for $2,407,174. The property is located in Laurens, SC and is a shopping center with one anchor tenant and numerous other smaller tenants. We allocated $237,500 to land, $2,049,316 to building and building improvements and $120,358 to intangibles for the estimated value of in-place leases. We will amortize the intangible assets over the estimated weighted-average remaining lease lives of 3 ½ years.

– Sunshine House: The property was acquired in 2003 for $1,500,000, and we allocated $173,437 to land, $1,214,063 to building and building improvements and $112,500 to intangible assets related to the value of in-place leases (this property had one long term lease at acquisition). The Trust will amortize the intangible asset over the remaining lease term of 21 years.

Mr. Josh Forgione
October 31, 2005

Comment #2

We note the acquisitions of Sunshine House and Ridgeview Center appear to exceed 10% of total assets as of the date of the last audited balance sheet at the time of acquisition. In the future, please file the financial statements required by Rule 3-14 of Regulation S-X and Item 2.01 of Form 8-K. Please note the purchase of real estate companies engaged in real estate activities is not considered to be an acquisition in the ordinary course of business.

Response: The Trust will file the financial statements as required by Rule 3-14 of Regulation S-X and Item 2.01 of Form 8-K for future transactions.

Comment #3

It appears Ridgeview Center had several in-place tenant leases at the time of acquisition. Please provide us with the above and below market values of the in-place leases which you did not deem significant. Additionally, please tell us the fair value of the building determined on an “as if” vacant basis, and the related value of acquired leases.

Response: Ridgeview Center had several in-place leases at the time of acquisition in May 2004. This is a shopping center located in Laurens, SC, which is primarily a rural community. At the time of acquisition, there were no above-market or below-market leases due to the following circumstances:

BC Moore & Sons: This is the Trust’s anchor tenant at the shopping center and occupies approximately 16,900 square feet. The lease term is for 15 years and leases for approximately $5 per square foot. This rent is market value given the size of space the tenant occupies, the quality of the tenant and the community in which the shopping center is located.

Checks into Cash, Dollar Tree Store: These leases were renewed subsequent to our acquisition with a 4% increase in the base rent (note: Ridgeview Center was acquired in May 2004 and subsequent renewal of this lease occurred in September 2004). Given that the increases in the base rent were modest, in our judgment, the leases were at market value at the time of acquisition of the property.

Citi Financial: This lease was renewed in 2002 at a price per square foot comparable to the existing lease and with leases with tenants occupying the same space at the shopping center. As such and with no identified changes noted in the market place, we concluded the lease agreement was at market at the time of acquisition.

Hibbett Sporting, Cato Corporation, Le Nails: These leases were renewed during 2003, just months before the Trust purchased the property. The leases were at market value in our judgment and they were renewed for an additional term with a 4% increase in the base rent.

Mr. Josh Forgione
October 31, 2005

We estimated the fair value of the building to be $2,049,316 and the value on the intangible asset related to estimated value of in-place leases to be $120,358. There were no above-market or below-market value leases at Ridgeview Center at the time of acquisition.

Comment #4

Please explain the circumstances resulting in a zero basis for the assets that were sold. Additionally, please tell us how you determined the historical basis of Timberlands on your balance sheet at December 31, 2004 did not relate to the timber sales in 2004.

Response: The non-income producing properties that were sold during 2004 had a basis of approximately $10,000. This basis should have been offset against the sale of the property at the time of the disposition. The $10,000 of basis did not materially impact the Trust’s Statement of Income for the year ending December 31, 2004. See concluding paragraph for aggregation of impact of all corrections to financial statements.

Comment #5

In future filings, please disclose your policies for purchase accounting, disposals and impairment.

        Response:  The Trust will disclose its policies for purchase accounting, disposals and impairment in its future filings.

Form 10-QSB For the Quarterly Period Ended March 31, 2005

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – For the three months ended March 31, 2005 compared to the three months ended March 31, 2004, page 5

Comment #6

Please tell us the facts and circumstances for the correction of lease payments of $82,000, which represents more than 10% of revenue for the period.

Mr. Josh Forgione
October 31, 2005

Response: The tenant of the Trust’s Haywood-Pelham Road property (Engima Spinx, which is a retail convenience store and service station) did not increase their rent payments as stipulated in the lease agreement. The lease agreement calls for an escalation of rent every five years, but we did not adjust the billings to the tenant in accordance with the lease agreement. This began in June of 1998. While the error was discovered in the first quarter of 2005, after discussing this with the tenant, the tenant was billed for the difference in the rent that was paid and the actual rent per the lease agreement. The tenant agreed and paid additional rent of $82,000 during the three month period ending March 31, 2005. We also have not been accounting for this lease on a straight-line basis as required by FTB 85-3. If the lease had been recorded on a straight-line basis since its inception and the Trust had billed the escalation as required by the lease agreement, the Trust would record approximately $10,267 in rental income on a monthly basis and we would have an asset related to deferred rent $38,253 as of December 31, 2004. The following table provides a summary of the calculation:

		Monthly
	Monthly	FTB
	Rent, per	85-3
	Lease	S/L	Monthly	Aggregate
Year	Agreement	Rent	Difference	Difference	Asset
June 1993 - May 1998	$9,334	$10,267	$933	$55,980	$55,980
June 1998 - May 2003	$10,267	$10,267	-	-	$55,980
June - December 2003	$11,200	$10,267	($ 933)	($ 6,531)	$49,449
January - December 2004	$11,200	$10,267	($933)	($11,196)	$38,253
January - June 2005	$11,200	$10,267	($933)	($5,598)	$32,655

We believe that the rental income in question does not have a material impact on the Trust’s financial statements from 1998-2004. We plan to account for this lease as required by FTB 85-3 in the second quarter of 2005 and we will record the related net asset $32,655 as of June 30, 2005.

We reviewed all of the Trust’s leases to determine if there were other missed rent escalations and we found none.

Based on responses provided in Comments 1, 4 and 6, we have calculated the effect of correcting errors to our financial statement for the years ended December 31, 2004 and 2003. Below is a summary and aggregation of these corrections and their impact on our previously filed financial statements.

Mr. Josh Forgione
October 31, 2005

Statement of Income
Increase / (Decrease)
	2004	2003
Net Income, as reported	$1,308,314	$1,834,088

Amortization of intangibles, net of the
related change in depreciation expense
(Comment 1)	(24,828)	(2,125)

Historical basis of Timberlands
(Comment 4)	(10,000)	-

Correction of lease payments
(Comment 6) ($933 x 12)	11,196	11,196

Net Income, revised	$1,284,682	$1,843,159

Earnings per share, as reported	$0.74	$1.04
Earnings per share, revised	$0.73	$1.04

We believe, individually and in the aggregate, that these amounts are immaterial to our financial position and to the results of operations for the years ended December 31, 2004 and 2003. We plan to reflect all of these changes in our June 30, 2005 10-QSB (which we have not yet filed) and on a going forward basis in future filings.

        On behalf of Palmetto Real Estate Trust, we hereby acknowledge that:

•	Palmetto Real Estate Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Palmetto Real Estate Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Josh Forgione
October 31, 2005

        Please acknowledge receipt of this filing by means of EDGAR Postmaster. Please contact me at (864) 250-2235 if you have any questions or any additional comments.

Very truly yours,

    /s/ Neil E. Grayson

Neil E. Grayson

NEG:knl

cc:     Mark Crocker
          Garry Rank
          Melvin Younts
          Bill Franks